UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Colonial Commercial Corp.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Convertible Preferred Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

195621.503
(CUSIP Number of Class of Securities)

William Pagano
Colonial Commercial Corp.
275 Wagaraw Road, Hawthorne, NJ 07506
Telephone: (973) 427-3320
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$446,033	$24.88

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.88	Filing Party: Colonial Commercial Corp. (Issuer and Filing Person)
Form or Registration No.: SC TO-I	Date Filed: July 9, 2009

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 is being filed to add the following two exhibits in accordance with Rules 13e-4(c)(1) and (c)(2) and Rule 13e-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended: a press release issued by Colonial Commercial Corp. (the “Company”) on August 5, 2009 and the Company’s Form 8-K filed with the Securities and Exchange Commission on August 5, 2009 and incorporated herein by reference.

Item12. Exhibits

Exhibit No.	Description

(a)(10)	Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 5, 2009 (incorporated herein by reference)

(a)(11)	Press Release dated August 5, 2009, filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLONIAL COMMERCIAL CORP.

Dated: August 7, 2009

By: /s/ William Pagano
Name: William Pagano
Title: Chief Executive Officer